[LETTERHEAD OF SULLIVAN & CROMWELL LLP]

April 28, 2005

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Ladies and Gentlemen:

        We hereby confirm that the references to the Delaware General Corporation Law in the opinion included as Exhibit 5.1 to the Registration Statement on Form S-1 of VeriFone Holdings, Inc. (File No. 333-121947) are intended to include not only the text of the Delaware General Corporation Law, but also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Very truly yours,
/s/ SULLIVAN & CROMWELL LLP